Filed Pursuant to Rule 433

Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated July 5, 2007

$ Accelerated Return Bear Market Notes	Expected Pricing Date* August , 2007
Linked to the Utilities Select Sector Index Due October , 2008	Settlement Date* August , 2007
Preliminary Term Sheet	Maturity Date* October , 2008
CUSIP No.

Merrill Lynch & Co., Inc.

•   3-to-1 return if the Utilities

    Select Sector Index

    decreases, subject to a

    cap of 17.5% - 21.5%

•   A maturity of approximately

    14 months

•   1-to-1 loss up to the public

    offering price per unit, if the

    Utilities Select Sector Index

    increases by more than 10%

•   Application made to list on

    AMEX under the     symbol “UZW”

The Notes will have the terms specified in this preliminary term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” beginning on page TS-5 of this term sheet and on page PS-4 of product supplement ARNB-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any purchase of between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any purchase of 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively. The foregoing pricing description will apply to any single transaction by an individual investor.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in July or August, the settlement date may occur in July or August and the maturity date may occur in September or October. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Standard and Poor’s®”, “Standard and Poor’s 500” and “S&P500®” and S&P® are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. is an authorized sublicensee.

Merrill Lynch & Co.

August     , 2007

Summary

The Accelerated Return Bear Market Notes Linked to the Utilities Select Sector Index due October     , 2008 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. designed for, but not limited to, investors (i) who anticipate that the level of the equity-based Utilities Select Sector Index (the “Index”) will decrease from the Starting Value of the Index on the Pricing Date to the Ending Value of the Index determined on valuation dates shortly prior to the Maturity Date of the Notes or (ii) who want to invest in such a security for risk diversification purposes. Investors must be willing to forego interest payments on the Notes and willing to accept a repayment that is capped and that may be less, and potentially significantly less, than the original public offering price of the Notes if the Index increases.

Accelerated Return Bear Market Notes	TS-2

Hypothetical Payout Profile

This table reflects the hypothetical returns on the Notes, assuming a Capped Value of 19.5%, the midpoint of the range of 17.5% and 21.5%. The red line reflects the hypothetical returns on the Notes, while the blue line reflects the return of an investment in the Index.

This table has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are four examples of payment at maturity calculations, assuming a hypothetical Starting Value of 406.88, the level of the Index on June 18, 2007 and a Capped Value of $11.95, the midpoint of the range of $11.75 and $12.15.

Example 1—The hypothetical Ending Value is 130% of the hypothetical Starting Value:

Hypothetical Starting Value: 406.88

Hypothetical Ending Value: 528.94

Hypothetical Threshold Value: 447.57

$10 –	($10 x	528.94 – 447.57 406.88)	= $8.00

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the hypothetical Starting Value but is less than the Threshold Value:

Hypothetical Starting Value: 406.88

Hypothetical Ending Value: 427.22

Hypothetical Threshold Value: 447.57

Payment at maturity (per unit) = $10.00

Example 3—The hypothetical Ending Value is 97% of the hypothetical Starting Value:

Hypothetical Starting Value: 406.88

Hypothetical Ending Value: 394.67

$10 +	($30 x	(406.88 – 394.67 406.88)	)	= $10.90

Payment at maturity (per unit) = $10.90

Example 4—The hypothetical Ending Value is 70% of the hypothetical Starting Value:

Hypothetical Starting Value: 406.88

Hypothetical Ending Value: 284.82

$10 +	($30 x	(406.88 – 284.82 406.88)	)	= $19.00

Payment at maturity (per unit) = $11.95 (Payment at maturity cannot be greater than the Capped Value)

Accelerated Return Bear Market Notes	TS-3

The following table illustrates, for a hypothetical Starting Value of 406.88 (the closing value of the Index on June 18, 2007) and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.97% per annum, as more fully described below.

The table below assumes a Capped Value of $11.95, the midpoint of the range of $11.75 and $12.15.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
244.13	-40.00%	$11.95	19.50%	15.82%	-35.88%
284.82	-30.00%	$11.95	19.50%	15.82%	-25.07%
325.50	-20.00%	$11.95	19.50%	15.82%	-15.08%
366.19	-10.00%	$11.95(4)	19.50%	15.82%	-5.77%
382.47	-6.00%	$11.80	18.00%	14.66%	-2.21%
388.57	-4.50%	$11.35	13.50%	11.12%	-0.89%
394.67	-3.00%	$10.90	9.00%	7.50%	0.41%
400.78	-1.50%	$10.45	4.50%	3.80%	1.70%
406.88(3)	0.00%	$10.00	0.00%	0.00%	2.98%
427.22	5.00%	$10.00	0.00%	0.00%	7.17%
447.57	10.00%	$10.00	0.00%	0.00%	11.25%
488.26	20.00%	$ 9.00	-10.00%	-8.81%	19.11%
528.94	30.00%	$ 8.00	-20.00%	-18.19%	26.60%
569.63	40.00%	$ 7.00	-30.00%	-28.28%	33.78%
610.32	50.00%	$ 6.00	-40.00%	-39.23%	40.68%
651.01	60.00%	$ 5.00	-50.00%	-51.28%	47.32%
691.70	70.00%	$ 4.00	-60.00%	-64.81%	53.73%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 19, 2007 to August 19, 2008, a term expected to be equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.97% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on June 18, 2007. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed $11.95 (the midpoint of the range of $11.75 and $12.15).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Accelerated Return Bear Market Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•	Your return is limited and will not reflect dividends or the return on a direct investment in the stocks included in the Index.

•	There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes.

•	The publisher of the Index may adjust the Index in a way that affects its level, and the publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales of securities underlying the Index by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Additional Risk Factor

The level of the Index has not decreased over any full 14-month period since the 14-month period ending July 31, 2003.

Historical month-end closing levels of the Index from January 2002 to May 2007 are presented in a graph in the section entitled “The Index” in this term sheet. The level of the Index did not decrease over any full 14-month period ended subsequent to July 31, 2003. Although historical data on the Index is not necessarily indicative of the future performance of the Index, you should consider this information prior to making an investment in the Notes.

Investor Considerations

You may wish to consider an investment in the Notes if:	The Notes may not be appropriate investments for you if:

•        You anticipate that the Index will depreciate moderately from the Starting Value to the Ending Value.

•        You accept that your investment may result in a loss, which could be significant, if the level of the Index increases from the Starting Value to the Ending Value.

•        You accept that the return on the Notes will not exceed the Capped Value.

•        You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•        You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

•        You are willing to accept that there is no assurance that the Notes will be listed on AMEX and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

•        You anticipate that the Index will appreciate from the Starting Value to the Ending Value or that the Index will not depreciate sufficiently over the term of the Notes to provide you with your desired return.

•        You are seeking principal protection or preservation of capital.

•        You seek a return on your investment that will not be capped at a percentage that will be between 17.5% and 21.5%.

•        You seek interest payments or other current income on your investment.

•        You want to receive dividends paid on the stocks included in the Index.

•        You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Accelerated Return Bear Market Notes	TS-5

The Index

The Utilities Select Sector Index

The Utilities Select Sector Index is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500® Index and that produce, generate, transmit or distribute electricity or natural gas. The Index, which serves as the benchmark for the Utilities Select Sector SPDR Fund (XLU), was established with a value of 250.00 on June 30, 1998. Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500® Index. The S&P 500® Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) and is intended to provide an indication of the pattern of common stock price movement.

The stocks included in the Index are components of the S&P 500® Index. Information on the Index provided in this document should be read together with the discussion under the heading “The S&P 500® Index” beginning on page IS-6 of the index supplement I-1.

The following graph sets forth the historical performance of the Index in the period from January 2002 through May 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On June 18, 2007, the closing level of the Index was 406.88.

Accelerated Return Bear Market Notes	TS-6

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety to the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARNB-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARNB-1) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale or exchange.

Circular 230 Legend. The foregoing discussion of United States federal income tax matters contained in this term sheet (a) was not intended or written to be legal or tax advice to any person and was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) was written to support the promotion or marketing of the Notes by Merrill Lynch. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between Merrill Lynch or its representatives and each prospective investor regarding an investment in the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) expressed an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expressed an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 30, 2007 (which report included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Accelerated Return Bear Market Notes	TS-7

Additional Note Terms

You should read this preliminary term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement ARNB-1 dated June 14, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507135812/d424b2.htm

•	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Accelerated Return Bear Market Notes	TS-8